Manulife Financial
Corporation

General By-Laws

No. 1 and No. 2

By-Law No. 1 as adopted by the Board of Directors and confirmed by the Shareholder on May 19, 1999, as amended by the Board of Directors on February 4, 2003 and confirmed by the Shareholders on April 24, 2003, as amended by the Board of Directors on February 10, 2010 and confirmed by the Shareholders on May 6, 2010 and as amended by the Board of Directors on February 13, 2014 and confirmed by the Shareholders on May 1, 2014.

By-Law No.2 as adopted by the Board of Directors and confirmed by the Shareholder on May 19, 1999, as amended by the Board of Directors on February 25, 2009 and confirmed by the Shareholders on May 7, 2009 constituting the complete By-Laws of the Company

MFC By-Law No 1

MANULIFE FINANCIAL CORPORATION

BY-LAW NO. 1

TABLE OF CONTENTS

SECTION 1
DEFINITIONS

1.1	Definitions	1

SECTION 2
BOARD OF DIRECTORS

2.1	Number of Directors	1
2.2	Term of Office	2
2.3	Conduct of Meetings of Directors	2
2.4	Remuneration of Directors	2

SECTION 3
CORPORATION MEETINGS

3.1	Chair	2
3.2	Quorum	3

SECTION 4
BUSINESS OF THE CORPORATION

4.1	Corporate Seal	3
4.2	Financial Year	3
4.3	Execution of Documents	3
4.4	Indemnification of Directors and Officers	3

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MFC By-Law No 1

MANULIFE FINANCIAL CORPORATION

BY-LAW NO. 1

SECTION 1

DEFINITIONS

1.1	Definitions

In this By-law No. 1:

(a)	“Act” means the Insurance Companies Act enacted by the Parliament of Canada, as amended or replaced from time to time;

(b)	“Corporation” means Manulife Financial Corporation;

(c)	“Regulations” means the regulations made under the Act, as amended or replaced from time to time; and

(d)	“Subsidiary” means a body corporate controlled, within the meaning of the Act, but determined without regard to paragraph 3(1)(d) of the Act, by the Corporation.

SECTION 2

BOARD OF DIRECTORS

2.1	Number of Directors

The Board of Directors of the Corporation shall consist of a minimum of seven (7) Directors and a maximum of thirty (30) Directors.  The number of Directors to be elected at any annual meeting of the Corporation shall be such as is fixed by the Directors prior to the annual meeting.  The Directors may appoint one (1) or more additional directors to hold office for a term expiring not later than the close of the next annual meeting.

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2.2           Term of Office
(a)
Subject to section 2.2(b), the term of office of each Director elected at the annual meeting in 2003 shall be three (3) years, provided that if the result of electing each Director for a term of three (3) years would be that one-third (1/3), as nearly as may be, of the Directors would not retire each year, a number of Directors may be elected for a term of two (2) years and a number of Directors may be elected for a term of one (1) year to the end that one-third (1/3), as nearly as may be, of the Directors shall retire each year.

(b)
The Directors (including, for greater certainty, any Director whose term of office shall not have expired) shall be elected at each annual meeting following the annual meeting in 2003 and each Director shall hold office until the close of the first annual meeting following the Director’s election, provided that if an election of directors is not held at the annual meeting, the Directors then in office shall continue in office until their successors are elected.

2.3	Conduct of Meetings of Directors

The Directors shall establish from time to time the place of, and procedures for the calling and conduct of, meetings of the Board of Directors of the Corporation and of its Committees.

2.4	Remuneration of Directors

The aggregate remuneration payable to Directors each year for their services as Directors shall not exceed US$2,000,000.  This amount may be apportioned among the Directors on such basis as the Directors may determine, together with such further amount as may be necessary to reimburse the Directors for their reasonable expenses properly incurred in respect of the services to the Corporation in that capacity.

SECTION 3

CORPORATION MEETINGS

3.1	Chair

The Chair of the Board or in the Chair’s absence, or if he/she declines to take the Chair, or if he/she retires from the Chair, the President or, if there be none or in his/her absence, or if the President declines to take the Chair, or if he/she retires from the Chair, the Vice Chair, or in the Vice Chair’s absence, one of the Vice Presidents (to be

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designated by the meeting in the event of more than one such Vice President being present) shall preside at all meetings of the shareholders of the Corporation.  If all of the aforesaid officers be absent or decline to act, the Directors present may choose one of their number to act as Chair of the meeting.

3.2	Quorum

A Quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.

SECTION 4

BUSINESS OF THE CORPORATION

4.1	Corporate Seal

The seal of the Corporation shall be such as the Directors may adopt.

4.2	Financial Year

The financial year of the Corporation shall end on the expiration of the 31st day of December in each year.

4.3	Execution of Documents

Documents to be executed by the Corporation shall be executed in such manner as may be determined by the Board of Directors of the Corporation.

4.4	Indemnification of Directors and Officers

The Board of Directors of the Corporation shall make provisions, by resolution, for the indemnification of Directors, Officers, Employees and such other persons as the Directors shall decide and on such terms and conditions as they establish.

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MFC By-Law No 2

MANULIFE FINANCIAL CORPORATION

BY-LAW NO. 2

TABLE OF CONTENTS

SECTION 1
INTERPETATION

1.1	Definitions	1
1.2	Interpretation	2

SECTION 2
AUTHORIZED CAPITAL

2.1	Authorized Capital	2

SECTION 3
CLASS A SHARES

3.1	Directors’ Right to Issue in One or More Series	3
3.2	Ranking of Class A Shares	3
3.3	Voting Rights	3
3.4	Constrained Shares	4
3.5	Amendment With Approval of Holders of Class A Shares	5
3.6	Approval of Holders of Class A Shares	5
3.7	Notice to Holders of Class A Shares	6

SECTION 4
CLASS B SHARES

4.1	Directors’ Right to Issue in One or More Series	6
4.2	Ranking of Class B Shares	7
4.3	Voting Rights	7
4.4	Constrained Shares	7
4.5	Amendment With Approval of Holders of Class B Shares	9
4.6	Approval of Holders of Class B Shares	9
4.7	Notice to Holders of Class B Shares	9

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SECTION 5
COMMON SHARES

5.1	Dividends	10
5.2	Dissolution	10
5.3	Voting Rights	11
5.4	Constrained Shares	11
5.5	Amendment With Approval of Holders of Common Shares	12
5.6	Approval of Holders of Common Shares	12
5.7	Notice to Holders of Common Shares	13

SECTION 6
LOST POLICYHOLDERS

6.1	Restriction on Voting Rights	13
6.2	Confirmation Criteria	14
6.3	Securities Register	14
6.4	Dividends and Distributions	14
6.5	Cancellation of Shares and Dividends and Subsequent Reissuance	14

SECTION 7
CLASS 1 SHARES

7.1	Directors’ Right to Issue in One or More Series	15
7.2	Ranking of Class 1 Shares	15
7.3	Voting Rights	16
7.4	Constrained Shares	16
7.5	Amendment With Approval of Holders of Class 1 Shares	17
7.6	Approval of Holders of Class 1 Shares	17
7.7	Notice to Holders of Class Shares	18

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MFC By-Law No 2

MANULIFE FINANCIAL CORPORATION

BY-LAW NO. 2

SECTION 1

INTERPRETATION

1.1	Definitions

In this By-law No. 2:

(a)	“Act” means the Insurance Companies Act enacted by the Parliament of Canada, as amended or replaced from time to time;

(b)	“Cancellation Time” means 5:00 p.m., Toronto time, on the date which is the last day of the thirty-fifth month following the Effective Date;

(c)	“Class 1 Shares” means the Class 1 Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;

(d)	“Class A Shares” means the Class A Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;

(e)	“Class B Shares” means the Class B Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;

(f)	“Common Shares” means the common shares in the capital of the Corporation, without nominal or par value, now existing or hereafter created;

(g)	“Conversion Proposal” means the conversion proposal of Manufacturers Life as approved by the Minister, pursuant to the Act;

(h)	“Corporation” means Manulife Financial Corporation;

(i)	“Effective Date” means the date specified in the Letters Patent of Conversion issued to Manufacturers Life;

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(j)	“Letters Patent of Conversion” has the meaning ascribed thereto in the Conversion Proposal;

(k)	“Lost Policyholder” has the meaning ascribed thereto in the Conversion Proposal;

(l)	“Manufacturers Life” means The Manufacturers Life Insurance Company;

(m)	“Regulations” means the regulations made under the Act, as amended or replaced from time to time; and

(n)
“Share Constraint Regime” means the provisions of the Act and the Regulations, if any, which establish rules restricting the purchase or other acquisition, issue, transfer and voting of shares of the Corporation, as those provisions may be amended from time to time.

1.2	Interpretation

In this By-law No. 2, the terms “control”, “entity”, “person” and “significant interest” and all other terms which are not defined herein shall have the meanings ascribed to those terms in the Act.

SECTION 2

 AUTHORIZED CAPITAL

2.1	Authorized Capital

The authorized capital of the Corporation shall consist of an unlimited number of Class A Shares issuable in series, an unlimited number of Class B Shares issuable in series, an unlimited number of Class 1 Shares issuable in series and an unlimited number of Common Shares.

SECTION 3

CLASS A SHARES

The Class A Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

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3.1	Directors' Right to Issue in One or More Series

The Class A Shares may be issued at any time or from time to time in one or more series.  Before any shares of a series are issued, the Board of Directors of the Corporation shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares of such series, the whole subject to the filing with the Office of the Superintendent of Financial Institutions (Canada) of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of the Corporation.

3.2	Ranking of Class A Shares

Each series of Class A Shares shall rank on a parity with every other series of Class A Shares with respect to dividends and return of capital.  The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding-up its affairs.  If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, the Class A Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.  The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.

3.3	Voting Rights

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, the holders of the Class A Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

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3.4	Constrained Shares

(a)
On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Class A Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class A Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Class A Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class A Shares.  No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Class A Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person or entity.  In accordance with the authority granted to the Corporation’s Directors under the Act and the Regulations, the Directors of the Corporation are hereby authorized to make such arrangements as the Directors deem necessary to carry out the intent of the purchase or other acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.

(b)
If the purchase or other acquisition, issue, transfer or voting of any Class A Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 3.4(a), the Directors are hereby authorized, in their discretion, to permit by resolution of the Directors, any such purchase or other acquisition, issue, transfer or exercise of voting rights with respect to such Class A Shares.

(c)
Subject to subsection 3.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 3.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Directors are hereby authorized to amend, replace or delete subsection 3.4(a) such that it will be consistent with the Share Constraint Regime then in effect.  The action of the Board of Directors to amend, replace or delete subsection 3.4(a) shall be by resolution of the Board of Directors and such amendment, replacement or deletion of subsection 3.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares.  Promptly following any amendment, replacement or deletion of subsection 3.4(a) by the Directors, the Corporation shall give notice to the holders of the Class A Shares of the amendment, replacement or deletion thereto.

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(d)
If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 3.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

3.5	Amendment With Approval of Holders of Class A Shares

The rights, privileges, restrictions and conditions attached to the Class A Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class A Shares given as hereinafter specified.

3.6	Approval of Holders of Class A Shares

The approval of the holders of the Class A Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class A Shares duly called for that purpose.  Notwithstanding anything else in this Section 3, the approval of the holders of the Class A Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)
increase or decrease the maximum number of authorized Class A Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class A Shares;

(b)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares; or

(c)	create a new class of shares equal to or superior to the Class A Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders.  On every poll taken at every meeting of the holders of the Class A Shares as a class, or at any joint meeting of the holders of two or more series of Class A Shares, each holder of Class A

MFC By-Law No 2

Shares entitled to vote thereat shall have one vote in respect of each Class A Share held.

3.7	Notice to Holders of Class A Shares

Any notice, cheque, notice of redemption or other communication from the Corporation herein provided for shall be sent to the holders of the Class A Shares by first class mail, postage prepaid at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.  Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class A Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders.  Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Class A Shares herein provided for shall be either sent to the Corporation by first class mail, postage prepaid, or delivered by hand to the Corporation at its registered office.

SECTION 4

CLASS B SHARES

The Class B Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

4.1	Directors' Right to Issue in One or More Series

The Class B Shares may be issued at any time or from time to time in one or more series.  Before any shares of a series are issued, the Board of Directors of the Corporation shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class B Shares of such series, the whole subject to the filing with the Office of the Superintendent of Financial Institutions (Canada) of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of the Corporation.

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4.2	Ranking of Class B Shares

Each series of Class B Shares shall rank on a parity with every other series of Class B Shares with respect to dividends and return of capital.  The Class B Shares shall rank junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding-up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding-up its affairs.  If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Class B Shares, the Class B Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.  The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

4.3	Voting Rights

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class B Shares, the holders of the Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

4.4	Constrained Shares

(a)
On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Class B Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities

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register of the Corporation of an issue or transfer of any Class B Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Class B Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class B Shares.  No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Class B Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person or entity.  In accordance with the authority granted to the Corporation’s Directors under the Act and the Regulations, the Directors of the Corporation are hereby authorized to make such arrangements as the Directors deem necessary to carry out the intent of the purchase or other acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.

(b)
If the purchase or other acquisition, issue, transfer or voting of any Class B Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 4.4(a), the Directors are hereby authorized, in their discretion, to permit by resolution of the Directors, any such purchase or other acquisition, issue, transfer or exercise of voting rights with respect to such Class B Shares.

(c)
Subject to subsection 4.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 4.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Directors are hereby authorized to amend, replace or delete subsection 4.4(a) such that it will be consistent with the Share Constraint Regime then in effect.  The action of the Board of Directors to amend, replace or delete subsection 4.4(a) shall be by resolution of the Board of Directors and such amendment, replacement or deletion of subsection 4.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares.  Promptly following any amendment, replacement or deletion of subsection 4.4(a) by the Directors, the Corporation shall give notice to the holders of the Class B Shares of the amendment, replacement or deletion thereto.

(d)
If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 4.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

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4.5	Amendment With Approval of Holders of Class B Shares

The rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

4.6	Approval of Holders of Class B Shares

The approval of the holders of the Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class B Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class B Shares duly called for that purpose.  Notwithstanding anything else in this Section 4, the approval of the holders of the Class B Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)
increase or decrease the maximum number of authorized Class B Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class B Shares;

(b)	effect the exchange, reclassification or cancellation of all or any part of the Class B Shares; or

(c)	create a new class of shares equal to or superior to the Class B Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders.  On every poll taken at every meeting of the holders of the Class B Shares as a class, or at any joint meeting of the holders of two or more series of Class B Shares, each holder of Class B Shares entitled to vote thereat shall have one vote in respect of each Class B Share held.

4.7	Notice to Holders of Class B Shares

Any notice, cheque, notice of redemption or other communication from the Corporation herein provided for shall be sent to the holders of the Class B Shares by first class mail, postage prepaid at their respective addresses appearing on the securities register of

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the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.  Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class B Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders.  Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Class B Shares herein provided for shall be either sent to the Corporation by first class mail, postage prepaid, or delivered by hand to the Corporation at its registered office.

SECTION 5

COMMON SHARES

The Common Shares shall be non-redeemable and shall have attached thereto the following rights, privileges, restrictions and conditions:

5.1	Dividends

(a)
Subject to the prior rights of the holders of the Class A Shares, the Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends, the holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such forms as the Board of Directors of the Corporation may from time to time determine and all dividends which the Board of Directors of the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares outstanding at the time.

(b)	Any dividend (other than a stock dividend) unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

5.2	Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding-up its affairs, subject to the prior rights of the holders of the Class A Shares, the Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, the

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holders of the Common Shares shall be entitled to receive the remaining property of the Corporation that pertains to shareholders, in equal amounts per share, without preference or priority of one share over another.

5.3	Voting Rights

The holders of Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

5.4	Constrained Shares

(a)
On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Common Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Common Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Common Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Common Shares.  No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Common Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person or entity.  In accordance with the authority granted to the Corporation’s Directors under the Act and the Regulations, the Directors of the Corporation are hereby authorized to make such arrangements as the Directors deem necessary to carry out the intent of the purchase or other acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.

(b)
If the purchase or other acquisition, issue, transfer or voting of any Common Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 5.4(a), the Directors are hereby authorized, in their discretion, to permit by resolution of the Directors, any such purchase or other acquisition, issue, transfer or exercise of voting rights with respect to such Common Shares.

(c)	Subject to subsection 5.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or

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deleted, such that the provisions of subsection 5.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Directors are hereby authorized to amend, replace or delete subsection 5.4(a) such that it will be consistent with the Share Constraint Regime then in effect.  The action of the Board of Directors to amend, replace or delete subsection 5.4(a) shall be by resolution of the Board of Directors and such amendment, replacement or deletion of subsection 5.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares.  Promptly following any amendment, replacement or deletion of subsection 5.4(a) by the Directors, the Corporation shall give notice to the holders of the Common Shares of the amendment, replacement or deletion thereto.

(d)
If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 5.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

5.5	Amendment With Approval of Holders of Common Shares

The rights, privileges, restrictions and conditions attached to the Common Shares as a class may be added to, changed or removed but only with the approval of the holders of the Common Shares given as hereinafter specified.

5.6	Approval of Holders of Common Shares

The approval of the holders of the Common Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Common Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Common Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose.  Notwithstanding anything else in this Section 5, the approval of the holders of the Common Shares, voting separately as a class, is not required on a proposal to amend the by-laws of the Corporation to:

(a)
increase or decrease the maximum number of authorized Common Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Common Shares;

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(b)	effect the exchange, reclassification or cancellation of all or any part of the Common Shares; or

(c)	create a new class of shares equal to or superior to the Common Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders.  On every poll taken at every meeting of the holders of the Common Shares as a class, each holder of Common Shares entitled to vote thereat shall have one vote in respect of each Common Share held.

5.7	Notice to Holders of Common Shares

Any notice, cheque or other communication from the Corporation herein provided for shall be sent to the holders of the Common Shares by first class mail, postage prepaid at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.  Accidental failure to give any such notice or other communication to one or more holders of Common Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders.  Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Common Shares herein provided for shall be either sent to the Corporation by first class mail, postage prepaid, or delivered by hand to the Corporation at its registered office.

SECTION 6

LOST POLICYHOLDERS

6.1	Restriction on Voting Rights

(a)	Subject to subsection 6.1(b), no Lost Policyholder shall, in person or by proxy, exercise any voting rights that are attached to the Common Shares issued to such Lost Policyholder.

(b)	Subsection 6.1(a) shall cease to apply in respect of a Lost Policyholder once such Lost Policyholder ceases to be a Lost Policyholder in accordance with Section 6.2.

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6.2	Confirmation Criteria

A Lost Policyholder shall cease to be a Lost Policyholder at any time from the Effective Date up to and including the Cancellation Time if such Lost Policyholder confirms the current address at which he or she may be reached by mail by:  (i) responding to a letter from Manufacturers Life or the Corporation requesting confirmation of the current address; (ii) contacting Manufacturers Life or the Corporation and confirming the current address; (iii) informing Manufacturers Life or the Corporation of a change of address; or (iv) otherwise confirming the current address with the Corporation, in a manner satisfactory to the Corporation.

6.3	Securities Register

From the Effective Date up to and including the Cancellation Time, the Corporation shall record in its securities register the status of a person as a Lost Policyholder.  If a Lost Policyholder ceases to be a Lost Policyholder in accordance with Section 6.2, the Corporation shall amend its securities register accordingly.

6.4	Dividends and Distributions

No payments in respect of dividends or distributions declared by the Corporation in respect of the Common Shares issued pursuant to the Conversion Proposal shall be made in respect of a Lost Policyholder.  However, the Corporation shall pay to a person who ceases to be a Lost Policyholder, in accordance with Section 6.2, all dividends or distributions, without interest and net of any applicable withholding taxes, to which such person was otherwise entitled as a shareholder of record of the Corporation, while such person was a Lost Policyholder.  The payment of such dividends or distributions shall be in accordance with the other provisions of this By-law No. 2.

6.5	Cancellation of Shares and Dividends and Subsequent Reissuance

Upon the Cancellation Time, the Corporation shall, for no consideration, cancel all Common Shares issued to Lost Policyholders who remain as such at the Cancellation Time, and all such Common Shares shall be deemed to have been surrendered to the Corporation, together with all entitlements to dividends and distributions thereon, including any proceeds of dissolution pursuant to the Act.  Notwithstanding the foregoing, the Corporation shall, from time to time in accordance with the Conversion Proposal, subsequent to the Cancellation Time reissue Common Shares and pay an amount in respect of dividends or issue securities or pay cash or other property to a person, as the case may be, whose Common Shares were cancelled in accordance with this Section 6.5.

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No amount shall be deducted from, or added to, the stated capital account maintained for Common Shares in respect of the Common Shares cancelled or reissued, respectively, pursuant to this Section 6.5.

SECTION 7

CLASS 1 SHARES

The Class 1 Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

7.1	Directors’ Right to Issue in One or More Series

The Class 1 Shares may be issued at any time or from time to time in one or more series.  Before any shares of a series are issued, the Board of Directors of the Corporation shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class 1 Shares of such series, the whole subject to the filing with the Office of the Superintendent of Financial Institutions (Canada) of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of the Corporation.

7.2	Ranking of Class 1 Shares

Each series of Class 1 Shares shall rank on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital.  The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding-up its affairs.  If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class 1 Shares, the Class 1 Shares and Class A Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the

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Class 1 Shares and Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.  The Class 1 Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class 1 Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares as may be determined in the case of such series of Class 1 Shares.

7.3	Voting Rights

Except as hereinafter referred to or as required by law, holders of Class 1 Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation unless and until the first time at which the Board of Directors has not declared the dividend in full on the shares of one or more series of Class 1 Shares in respect of a particular period specified for the payment of dividends in the rights, privileges, restrictions and conditions attached to such series.  In that event, the holders of such series will be entitled to receive notice of and to attend only meetings of shareholders at which directors are to be elected and will be entitled to one vote for each share of such series held at such meetings, but only in respect of the election of directors voting together with all other shareholders of the Corporation who are entitled to vote at such meetings, and the holders of such series will not be entitled to vote in respect of any other business conducted at such meetings (the “Voting Rights”).  The Voting Rights of the holders of any such series will cease on payment by the Corporation of the first dividend on that series to which the holders thereof are entitled under the rights, privileges, restrictions and conditions attached to such series after the time the Voting Rights first arose in respect of such series, until such time as the Corporation may again fail to declare the dividend in full on such series in any period specified for the payment of dividends in the rights, privileges, restrictions and conditions attached to such series, in which event the Voting Rights will become effective again and so on from time to time.

7.4	Constrained Shares

(a)
The Corporation shall not issue or allot any Class 1 Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class 1 Shares to any person, or any entity controlled by a person, and no person or any entity controlled by a person, shall purchase or otherwise acquire any Class 1 Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class 1 Shares.  No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Class 1 Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that

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person or entity.  In accordance with the authority granted to the Corporation’s Directors under the Act and the Regulations, the Directors of the Corporation are hereby authorized to make such arrangements as the Directors deem necessary to carry out the intent of the purchase or other acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.

(b)
If the purchase or other acquisition, issue, transfer or voting of any Class 1 Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 7.4(a), the Directors are hereby authorized, in their discretion, to permit by resolution of the Directors, any such purchase or other acquisition, issue, transfer or exercise of voting rights with respect to such Class 1 Shares.

(c)
Subject to subsection 7.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of the subsection 7.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Directors are hereby authorized to amend, replace or delete subsection 7.4(a) such that it will be consistent with the Share Constraint Regime then in effect.  The action of the Board of Directors to amend, replace or delete subsection 7.4(a) shall be by resolution of the Board of Directors and such amendment, replacement or deletion of subsection 7.4(a) shall be effective without the approval of the holders of any of the Class 1 Shares, the Class A Shares, the Class B Shares or the Common Shares.  Promptly following any amendment, replacement or deletion of subsection 7.4(a) by the Directors, the Corporation shall give notice to the holders of the Class 1 Shares of the amendment, replacement or deletion thereto.

(d)
If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 7.4(a) may only be amended or replaced with approval of the holders of the Class 1 Shares, the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

7.5	Amendment With Approval of Holders of Class 1 Shares

The rights, privileges, restrictions and conditions attached to the Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class 1 Shares given as hereinafter specified.

7.6	Approval of Holders of Class 1 Shares

The approval of the holders of the Class 1 Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class 1 Shares as a class or in

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respect of any other matter requiring the consent of the holders of the Class 1 Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class 1 Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class 1 Shares duly called for that purpose.  Notwithstanding anything else in this Section 1, the approval of the holders of the Class 1 Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)
increase or decrease the maximum number of authorized Class 1 Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class 1 Shares;

(b)	effect the exchange, reclassification or cancellation of all or any part of the Class 1 Shares; or

(c)	create a new class of shares equal to or superior to the Class 1 Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders.  On every poll taken at every meeting of the holders of the Class 1 Shares as a class, or at any joint meeting of the holders of two or more series of Class 1 Shares, each holder of Class 1 Shares entitled to vote thereat shall have one vote in respect of each Class 1 Share held.

7.7	Notice to Holders of Class 1 Shares

Any notice, cheque, notice of redemption or other communication from the Corporation herein provided for shall be sent to the holders of the Class 1 Shares by first class mail, postage prepaid at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.  Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class 1 Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders.  Unless otherwise provided herein, any notice, request, certificate, or other communication from a holder of Class 1 Shares herein provided for shall be either sent to the Corporation by first class mail, postage prepaid, or delivered by hand to the Corporation at its registered office.